Exhibit 99.3

Level 12, Suite 1202 65 Berry Street North Sydney NSW 2060 Australia P.O. Box 651 Botany NSW 1455	Telephone 612 9902 6002 Facsimile: 612 9902 6006 info@simsmm.com www.simsmm.com

15 November 2012

Company Announcements Office

Australian Securities Exchange Ltd

Level 6

20 Bridge Street

Sydney NSW 2000

Dear Sir/Madam,

Re: Listing Rule 3.16.1

In accordance with Listing Rule 3.16.1, we wish to advise that Mr Paul Varello and Mr John Michael Feeney have ceased to be directors of Sims Metal Management Limited effective today.

Yours faithfully

Frank Moratti

Group General Counsel and Company Secretary

Sims Metal Management Limited

ABN 69 114 838 630